DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/31/07

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

637,786

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

637,786
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

637,786

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.41%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________



The following constitutes Amendment # 1 to the 13d filed on 12/18/2003 by the reporting person. This amendment # 1 amends the schedule 13d as specifically set forth.



Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On May 29, 2007 Mr. Goldstein sent the attached letter
(see Exhibit 1) to the Board of
Directors tendering his resignation.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the NCSR dated October 31, 2006 there were 8,606,361 shares of ETF outstanding. The percentage set forth in item 5a-b was derived using such number.

  a)-b) Mr. Goldstein is deemed to be the beneficial owner of 637,786 shares of ETF or 7.4% of the outstanding shares. Shares are held jointly by Mr. Goldstein and his wife or in client accounts managed by Mr. Goldstein. Power to dispose and vote shares lies with Mr. Goldstein.


  c) During the past 60 days the following shares of ETF were traded (unless previously reported on Form 4):


6/14/2007	SOLD		8200	 $   21.63
6/14/2007	SOLD		3800	 $   21.63
6/14/2007	SOLD		2700	 $   21.63
6/14/2007	SOLD		3500	 $   21.63
6/12/2007	SOLD		4400	 $   21.58
6/12/2007	SOLD		2100	 $   21.58
6/12/2007	SOLD		1500	 $   21.58
6/12/2007	SOLD		2000	 $   21.58
6/11/2007	SOLD		1800	 $   21.50
6/11/2007	SOLD		900	 $   21.50
6/11/2007	SOLD		700	 $   21.50
6/11/2007	SOLD		800	 $   21.50
6/4/2007	SOLD		300	 $   22.05



  d) Beneficiaries of accounts managed by Mr. Goldstein are entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Resignation letter to the Board of Directors

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/15/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


Exhibit 1.


To: 	Members of The Board of Directors of Emerging Markets
Telecommunications Fund, Inc. ("ETF") and The First Israel Fund,
Inc. ("ISL")

cc: 	J. Kevin Gao, Esq.
      	Michael A. Pignataro
       	Marco E. Adelfio, Esq.
       	Rose F. DiMartino, Esq.


From: Phillip Goldstein

Date: May 29, 2007

Re: Resignation

As we discussed at the board meetings on May 16-17, I will be resigning from the board of directors of ETF and ISL effective
May 31, 2007.  There are two primary reasons for my decision.

First, the policy of the Credit Suisse closed-end funds is to have a pre-meeting dinner at which the portfolio manager for each CS fund discusses its investment performance and prospects followed by an early morning formal board meeting the next day. To attend all the meetings, I have to travel on each of two successive days from Pleasantville to Manhattan and back four times a year.
This is burdensome for me. I appreciate the offer to pay for a hotel room in Manhattan so I can sleep a little later on the morning of the formal board meeting but I don't want to spend four nights each year away from my beautiful and loving wife. (Even if she stayed with me at the hotel she would have to eat dinner and breakfast alone
- hardly a romantic getaway. Also, we have a dog at home that needs to be walked and fed.)

Secondly, the legal and policy constraints on trading by directors have caused problems for me. As an investment advisor, I might face a conflict of interest if I believe it is in a client's best interest to buy or sell stock in a CS fund even when the trade is not based on any inside information but am not free to do so because of a law like
Section 16 of the 1934 Act or a regulation or a fund policy or just the desire to avoid the appearance of impropriety. I question whether shareholders of closed-end funds are well served by such laws and policies since they deter large shareholders with investment advisory clients from serving on the board. That is unfortunate because such a shareholder would seem to have a strong economic incentive to be a vigilant director. In any case, it has become too difficult to justify my not selling ETF or ISL stock for clients if I think it is overvalued or buying it if I think it is undervalued.

After considering my options, I have decided to resign effective
May 31, 2007.